Exhibit 99.1

Unaudited Condensed Consolidated Interim Financial Statements as of June 30, 2022 and December 31, 2021 and for the Six Months Ended June 30, 2022 and 2021

Condensed Consolidated Interim Statement of Profit or Loss and Other Comprehensive Income or Loss	2
Condensed Consolidated Interim Statement of Financial Position	3
Condensed Consolidated Interim Statement of Changes in Equity	4
Condensed Consolidated Interim Statement of Cash Flows	5
Notes to the Condensed Consolidated Interim Financial Statements	6

Condensed Consolidated Interim Statement of Profit or Loss and Other Comprehensive Income or Loss (unaudited)

For the Six Months Ended June 30, 2022 and 2021 (in CHF)

		SIX MONTHS ENDED
		JUNE 30
	Note	2022	2021
Revenue		1,222,998	-
Cost of Sales		(1,192,232)	-
Gross profit		30,766	-
Other operating income		255,820	-
Research and development		(3,563,883)	(3,393,710)
Sales and marketing		(2,129,881)	-
General and administrative		(2,076,383)	(3,062,199)
Operating loss		(7,483,561)	(6,455,909)
Interest expense	2	(376,848)	(172,462)
Foreign currency exchange gain (loss), net		58,296	291,892
Revaluation (loss) gain from derivative financial instruments	4, 5	450,847	(428,742)
Transaction costs		(1,137)	-
Loss before tax		(7,352,403)	(6,765,221)
Income tax gain	3	46,085	10,642
Net loss attributable to owners of the Company		(7,306,318)	(6,754,579)
Other comprehensive income:
Items that will never be reclassified to profit or loss
Remeasurement of defined benefit liability, net of taxes of CHF 0.00		209,526	448,946
Items that are or may be reclassified to
Profit or loss
Foreign currency translation differences, net of taxes of CHF 0.00		(63,477)	(41,922)
Other comprehensive income, net of taxes of CHF 0		146,049	407,024
Total comprehensive loss attributable to owners of the Company		(7,160,269)	(6,347,555)

Basic and diluted loss per share	9	(9.43)	(10.85)

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Condensed Consolidated Interim Statement of Financial Position (unaudited)

As of June 30, 2022 and December 31, 2021 (in CHF)

		JUNE 30,	DECEMBER 31,
	Note	2022	2021
ASSETS
Non-current assets
Property and equipment		1	1
Right-of-use assets		505,270	564,714
Intangible assets	2	15,851,501	14,314,877
Other non-current financial assets		195,421	199,105
Total non-current assets		16,552,193	15,078,697

Current assets
Inventories		146,366	839,221
Trade receivables		182,167	21,746
Other receivables		444,034	671,340
Prepayments		782,469	1,575,126
Cash and cash equivalents		372,647	984,191
Total current assets		1,927,683	4,091,624

Total assets		18,479,876	19,170,321

EQUITY AND LIABILITIES
Equity
Share capital	4	170,643	149,643
Share premium		190,108,850	188,511,476
Foreign currency translation reserve		(1,408)	62,069
Accumulated deficit		(182,602,921)	(175,686,937)
Total shareholders’ equity attributable to owners of the Company		7,675,164	13,036,251

Non-current liabilities
Derivative financial instruments	4	-	1,233
Non-current lease liabilities		403,015	461,485
Employee benefits		515,174	668,319
Deferred tax liabilities	3	95,999	142,484
Total non-current liabilities		1,014,188	1,273,521

Current liabilities
Loan	2, 5	4,701,906	-
Derivative financial instruments	2, 5	284	-
Current lease liabilities		116,040	114,251
Trade and other payables		3,164,754	3,697,723
Accrued expenses		1,807,540	1,048,575
Total current liabilities		9,790,524	4,860,549
Total liabilities		10,804,712	6,134,070
Total equity and liabilities		18,479,876	19,170,321

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Condensed Consolidated Interim Statement of Changes in Equity (unaudited)

As of June 30, 2022 and 2021 (in CHF)

		ATTRIBUTABLE TO OWNERS OF THE COMPANY
				FX
		SHARE	SHARE	TRANSLATION	ACCUMULATED	TOTAL
	NOTE	CAPITAL	PREMIUM	RESERVE	DEFICIT	EQUITY
As of January 1, 2021		114,172	177,230,300	61,297	(160,635,879)	16,769,890
Total comprehensive loss
Net loss		—	—	—	(6,754,579)	(6,754,579)
Other comprehensive (loss)/income		—	—	(41,922)	448,946	407,024
Total comprehensive loss		—	—	(41,922)	(6,305,633)	(6,347,555)
Transactions with owners of the Company
Capital increase /Exercise of warrants		8,974	3,885,764	—	—	3,894,738
Conversion of loan		5,168	1,366,087	—	—	1,371,255
Share based/Asset purchase		7,735	2,266,735	—	1,078,800	3,353,270
Share based payments	6	382	92,181	—	952,349	1,044,912
Balance at June 30, 2021	4	136,431	184,841,067	19,375	(164,910,363)	20,086,510

As of January 1, 2022		149,643	188,511,476	62,069	(175,686,937)	13,036,251
Total comprehensive loss
Net loss		—	—	—	(7,306,318)	(7,306,318)
Other comprehensive income/(loss)		—	—	(63,477)	209,526	146,049
Total comprehensive loss		—	—	(63,477)	(7,096,792)	(7,160,269)
Transactions with owners of the Company
Capital increase	4	21,000	1,597,374	—	—	1,618,374
Share based payments	6	—	—	—	180,808	180,808
Balance at June 30, 2022	4	170,643	190,108,850	(1,408)	(182,602,921)	7,675,164

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Condensed Consolidated Interim Statement of Cash Flows (unaudited)

For the Six Months Ended June 30, 2022 and 2021 (in CHF)

		SIX	SIX
		MONTHS	MONTHS
		ENDED	ENDED
		JUNE,	JUNE,
	Note	2022	2021
Cash flows from operating activities
Net loss		(7,306,318)	(6,754,579)
Adjustments for:
Depreciation		59,444	23,636
Unrealized foreign currency exchange (gain)/loss, net		(33,129)	(318,319)
Net interest expense		366,343	170,906
Share based payments	6	180,808	1,044,912
Employee benefits		56,381	26,101
Transaction costs		1,138	-
Fair value derivative financial instruments		(450,847)	428,742
Deferred tax (gain)/loss	3	(47,316)	(10,642)
		(7,173,496)	(5,389,243)

Changes in:
Inventories		692,855	(196,415)
Other receivables		23,346	(59,446)
Prepayments		785,834	(66,403)
Trade and other payables		(419,075)	714,292
Accrued expenses		506,806	78,646
Net cash used in operating activities		(5,583,730)	(4,918,569)

Cash flows from investing activities
Purchase of intangibles		(1,533,568)	(1,988,907)
Net cash used in investing activities		(1,533,568)	(1,988,907)

Cash flows from financing activities
Proceeds from equity issuance and public offering	4	1,618,374	3,894,739
Proceeds from loan	5	4,988,626	-
Repayment of loan	5	-	(50,000)
Repayment of lease liability		(56,682)	-
Interest paid		(8,413)	(13)
Net cash from financing activities		6,541,905	3,844,726

Net increase/(decrease) in cash and cash equivalents		(575,393)	(3,062,750)
Cash and cash equivalents at beginning of the period		984,191	11,258,870
Net effect of currency translation on cash		(36,151)	270,878
Cash and cash equivalents at end of the period
		372,647	8,466,998

Non-cash transactions

Changes in inventories for the six months ended June 30, 2022, include a write-down of inventories of CHF 0.8 million (June 30, 2021: zero).

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Altamira Therapeutics Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

As of June 30, 2022 and December 31, 2021 and for the Six Months Ended June 30, 2022 and 2021 (in CHF)

1.	Reporting entity

Altamira Therapeutics Ltd. (the “Company”) is an exempted company incorporated under the laws of Bermuda. The Company began its operations as a corporation organized in accordance with Swiss law and domiciled in Switzerland under the name Auris Medical Holding AG (“Auris Medical (Switzerland)”). Following shareholder approval at an extraordinary general meeting of shareholders held on March 8, 2019 and upon the issuance of a certificate of continuance by the Registrar of Companies in Bermuda on March 18, 2019, the Company discontinued as a Swiss company and, pursuant to Article 163 of the Swiss Federal Act on Private International Law and pursuant to Section 132C of the Companies Act 1981 of Bermuda (the “Companies Act”), continued existence under the Companies Act as a Bermuda company with the name “Auris Medical Holding Ltd.” (the “Redomestication”). On March 18, 2019, the common shares of the Company began trading on the Nasdaq Capital Market under the trading symbol “EARS”. The Company’s registered office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. On July 21, 2021, the Company changed its name to Altamira Therapeutics Ltd. Since July 26, 2021, the Company’s common shares are traded under the trading symbol “CYTO”. On October 25, 2022, the Company effected a one-for-twenty reverse share split (the “2022 Reverse Share Split”) of the Company’s issued and outstanding common shares. Unless indicated or the context otherwise requires, all per share amounts and numbers of common shares in this report have been retrospectively adjusted for the 2022 Reverse Share Split, as if such 2022 Reverse Share Split occurred on the first day of the periods presented.

These condensed consolidated interim financial statements comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”). The Company is the ultimate parent of the following Group entities:

●	Auris Medical AG, Basel, Switzerland (100%) with a nominal share capital of CHF 2,500,000

●	Otolanum AG, Zug, Switzerland (100%) with a nominal share capital of CHF 100,000

●	Altamira Therapeutics, Inc., Dover, Delaware, United States (100%) with a nominal share capital of USD 100

●	Auris Medical Ltd., Dublin, Ireland (100%) with a nominal share capital of EUR 100

●	Zilentin AG, Zug, Switzerland (100%) with a nominal share capital of CHF 100,000

●	Auris Medical Pty Ltd, Collingwood, Australia (100%) with a nominal share capital of AUD 100

●	Altamira Medica AG, Zug, Switzerland (100%) with a nominal share capital of CHF 3,000,000

The Group is primarily involved in the development of novel products that address important unmet medical needs through RNA therapeutics, allergy and viral infection protection, and inner ear therapeutics. The Group is focusing on the development of RNA therapeutics for extrahepatic therapeutic targets (AM-401 and AM-411), nasal sprays for protection against airborne viruses and allergens (AM-301; Bentrio™) or the treatment of vertigo (AM-125), and the development of therapeutics for intratympanic treatment of tinnitus or hearing loss (AM-101; Keyzilen® and AM-111; Sonsuvi®).

2.	Basis of preparation

Statement of compliance

These condensed consolidated interim financial statements as of June 30, 2022 and for the six months ended June 30, 2022 have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) and should be read in conjunction with the audited consolidated financial statements as of and for the year ended December 31, 2021.

These condensed consolidated interim financial statements include all adjustments that are necessary to fairly state the results of the interim period. The Group believes that the disclosures are adequate to make the information presented not misleading. Interim results are not necessarily indicative of results to be expected for the full year. Management does not consider the business to be seasonal or cyclical.

Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, have been condensed or omitted as permitted by IAS 34. The condensed consolidated statement of financial position as of December 31, 2021 was derived from the audited consolidated financial statements.

The interim condensed consolidated financial statements were authorized for issuance by the Company’s Audit Committee on November 28, 2022

Functional and reporting currency

These interim condensed consolidated financial statements are presented in Swiss Francs (“CHF”), which is the Company’s functional currency (“functional currency”) and the Group’s reporting currency.

Significant accounting policies

The accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its audited consolidated financial statements as of and for the year ended December 31, 2021 and have been applied consistently to all periods presented in these condensed consolidated interim financial statements, unless otherwise indicated.

New standards, amendments and interpretations adopted by the Group

Amendments to IAS 16	Property, Plant and Equipment: Proceeds before Intended Use
Amendments to IAS 37	Provisions, Contingent Liabilities and Contingent Assets - Onerous contracts – Costs of fulfilling a Contract
Amendments to IFRS 3	Business Combinations - Reference to the Conceptual Framework
Annual Improvements to IFRS Standards 2018-2020 – Amendments to IFRS 1, IFRS 9, IFRS 16, IAS 41

The application of these new standards, amendments to standards and interpretations does not have material impact on the financial statements of the Group.

Convertible loan

The convertible loan obtained from FiveT Investment Management Ltd. (see Note 5) is classified as a hybrid contract containing a host that is a financial liability and embedded derivatives separated from the host and measured at fair value with all changes in fair value recognized in profit or loss. The embedded financial derivatives are valued by an independent consultant initially and at period end at fair value, applying a simulation-based valuation approach.

The carrying amount of the host contract at initial recognition is the difference between the carrying amount of the hybrid contract and the fair value of the embedded derivatives. The host is then subsequently measured at amortized cost, using the effective interest rate method.

Intangible assets

As of June 30, 2022, Intangible assets amounted to CHF 15,851,501, compared to CHF 14,314,877 as of December 31, 2021. The increase is due to the capitalization of development costs related to the AM-125 program.

Going concern

The Company has incurred recurring losses and negative cash flows from operations since inception and it expects to generate losses from operations for the foreseeable future primarily due to research and development costs for its potential product candidates. The Company believes its cash of CHF 372,647 at June 30, 2022, together with revenues from Bentrio product sales, the receipt of grants, proceeds from the issuance of Common Shares under the A.G.P. Sales Agreement and the 2020 Commitment Purchase Agreement of USD 2.2 million up to the reporting date as well as from further issuances under the A.G.P. Sales Agreement and the 2022 Commitment Purchase Agreement, and the USD 2.2 million upfront payment it expects to receive under the Share Purchase Agreement and Option Agreement, dated October 19, 2022 and amended on November 23, 2022 (as discussed below), will fund the Company’s projected operations through the fourth quarter of 2022. We expect that our funding requirements for operations and financial obligations until the end of 2023 will amount to CHF 22.0 to 25.0 million and to CHF 17.0 to 20 million if the convertible loan provided by FiveT will be converted into Common Shares. To the extent that we will be unable to generate sufficient cash proceeds from the planned divestiture or spin-off of our legacy assets or other partnering activities, we will need substantial additional financing to meet these funding requirements both through the fourth quarter of 2022 and thereafter. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements have been prepared on a going concern basis, which contemplates the continuity of normal activities and realisation of assets and settlement of liabilities in the normal course of business. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As is often the case with drug development companies, the ability of the consolidated entity to continue its development activities as a going concern is dependent upon it deriving sufficient cash from investors, from licensing and partnering activities, in particular the intended divestiture or spin-off of the Company’s legacy assets in the fields of inner ear therapeutics and OTC consumer health products, and from other sources of revenue such as grant funding.

On October 21, 2022, the Company announced the sale of (i) 90% of the share capital of its subsidiary Zilentin AG and (ii) an option to purchase the subsidiaries Auris Medical AG, Otolanum AG, Auris Medical Ltd. and Auris Medical Pty Ltd (the “Additional Subsidiaries”) – representing the Company’s inner ear therapeutic assets – to a European family office (the “Buyer”) for a cash consideration of USD 1 million each, for a total of USD 2 million (the “Zilentin Transaction”). Under the terms of the option agreement (the “Option”) Zilentin will be entitled to purchase the Additional Subsidiaries for an upfront payment of USD 25. million plus potential milestone royalty payments. The Option may be exercised for 30 days from October 19, 2022 (the “Closing Date”); beyond that period, Zilentin will have a right of first refusal to acquire these companies until year end with the upfront payment increasing by USD 1 million per month. There is no assurance that Buyer will exercise its option, triggering the additional upfront payment of USD 25 million. Due to a delay in the closing of the Zilentin Transaction, the Company and the Buyer agreed on November 23, 2022 to amend their agreement, extending the Closing Date to December 15, 2022 at the latest, increasing the share capital of Zilentin AG to be sold under the transaction from 90 to 100% and raising the amount of the initial payment for the purchase of Zilentin and for the option to purchase the Additional Subsidiaries from USD 2 million to USD 2.2 million.

The directors have considered the cash flow forecasts and the funding requirements of the business and continue to explore grant funding, licensing opportunities and equity investment opportunities in the Company. Apart from the inner ear therapeutic assets, the Company intends to spin off or divest also its OTC consumer health products business, in order to focus on the development of its OligoPhore/SemaPhore RNA delivery platform. At the date of issuing these financial statements, such plans have not yet been realized.

Accordingly, the directors have prepared the financial statements on a going concern basis. Should the above assumptions not prove to be appropriate, there is material uncertainty whether the consolidated entity will continue as a going concern and therefore whether it will realize its assets and extinguish its liabilities in the normal course of business and at the amounts stated in these financial statements.

The Company plans to secure additional capital in the future through equity or debt financings, partnerships, collaborations, or other sources to carry out the Company’s planned development activities. If additional capital is not available when required, the Company may need to delay or curtail its operations until such funding is received. Various internal and external factors will affect whether and when the Company’s product candidates become approved for marketing and successful commercialization. The regulatory approval and market acceptance of the Company’s product candidates, length of time and cost of developing and commercializing these product candidates and/or failure of them at any stage of the approval process will materially affect the Company’s financial condition and future operations. Such matters are not within the control of the Company and thus all associated outcomes are uncertain.

Accounting for divestiture

From the date of entering into the agreement for the disposal of Zilentin and the sale of the purchase option for the Additional Subsidiaries, the respective assets and liabilities are classified as held for sale and measured at the lower of carrying amount and fair value less costs to sell. As the agreement was entered into after June 30, 2022, and consequently the criteria for held for sale were met only after the reporting period, the disposal group is presented in the subsequent events and not yet as held for sale in the financial statements. The assets held for sale mainly comprise capitalized development costs related to the AM-125 program, which amounted to CHF 12.0 million as of June 30, 2022.

3.	Taxation

The Group’s income tax expense recognized in the condensed interim consolidated statement of profit or loss is presented as follows:

	SIX MONTHS ENDED
	June 30,	June 30,
	2022	2021
Current income tax expense	(1,231)	—
Deferred income tax gain	47,316	10,642
Total income tax (expense)/gain	46,085	10,642

The tax effect of taxable temporary differences that give rise to deferred income tax liabilities or to deferred income tax assets as of June 30, 2022 and 2021 is presented as follows:

	June 30,	December 31,
	2022	2021
Deferred Tax liabilities
Intangible assets	(47,590)	(51,914)
Other receivables	(81,184)	(122,449)
Total	(128,774)	(174,363)
Deferred Tax assets
Net operation loss (NOL)	32,775	31,879
Total	32,775	31,879
Deferred Tax, net	(95,999)	(142,484)

4.	Capital and reserves

Share capital

The issued share capital of the Company consisted of:

	Common Shares
	Number
	2022	2021
As of January 1	748,213	570,858
Common shares issued	105,000	111,299
Total, as of June 30	853,213	682,157

As of June 30, 2022, the par value of the 853,213 issued shares amounted to CHF 170,643 with a par value of CHF 0.20 for each common share (as of June 30, 2021, the par value of 682,157 issued shares amounted to CHF 136,431 with a par value of CHF 0.20 for each common share).

Equity Offerings

On June 1, 2021, the company completed the acquisition of Trasir Therapeutics Inc. The upfront acquisition price of USD 2.5 million was paid with 38,218 non-registered common shares at the Reference Price of USD 65.40 to the selling shareholders. In addition, 459 non-registered common shares were issued based on the Reference Price to reimburse USD 30,000 in expenses incurred by certain selling Trasir shareholders.

On March 4, 2021, the remaining convertible loan by FiveT in the amount of CHF 604,545 plus accumulated interests of CHF 40,268 was converted into 25,841 common shares at a conversion price of USD 27.00.

On April 23, 2020, the Company entered into a purchase agreement and a Registration Rights Agreement with Lincoln Park Capital Fund, LLC (the “2020 Commitment Purchase Agreement”). Pursuant to the 2020 Commitment Purchase Agreement, LPC agreed to subscribe for up to USD 10,000,000 of our common shares over the 30-month term of the 2020 Commitment Purchase Agreement. Through June 30, 2022, we issued a total of 165,000 of our common shares to LPC for an aggregate amount of USD 2,806,605 under the 2020 Commitment Purchase Agreement. During the six months ended June 30, 2022, we issued 105,000 of our common shares to LPC for an aggregate amount of USD 1,698,450 under the 2020 Commitment Purchase Agreement, and as of the date of this report, we have issued a total of 325,000 of our common shares to LPC for an aggregate amount of USD 4,003,820 under the 2020 Commitment Purchase Agreement.

The remaining 44,872 warrants of the May 2019 Registered Offering were exercised in March 2021.

On November 30, 2018, as amended on April 5, 2019 the Company entered into a sales agreement, as amended (the “A.G.P. Sales Agreement”) with A.G.P./Alliance Global Partners (“A.G.P.”). Pursuant to the terms of the A.G.P. Sales Agreement, the Company may offer and sell its common shares, from time to time through A.G.P. by any method deemed to be an “at-the-market” offering as defined in Rule 415(a)(4) promulgated under the Securities Act. Pursuant to the A.G.P. Sales Agreement, the Company may sell common shares up to a maximum aggregate offering price of USD 25.0 million. As of June 30, 2022, the Company has sold a total of 147,166 common shares for an aggregate offering price of USD 6.7 million pursuant to the A.G.P. Sales Agreement (June 30, 2021: 87,931 common shares for an aggregate offering price of USD 2.9 million), and as of the date of this report, the Company has sold a total of 228,666 common shares for an aggregate offering price of USD 7.8 million pursuant to the A.G.P. Sales Agreement.

As of June 30, 2022 the fair value of the warrants issued in the January 2018 Registered Offering amounted to zero. Therefore, the fair value decreased by the total amount of CHF 1,233 in the first six months of 2022 (fair value as of December 31, 2021: CHF 1,233).

The warrants issued in the February 2017 public offering expired on February 22, 2022, without any warrants having been exercised.

Issue of common shares upon exercise of options

During the six months ended June 30, 2022, no options were exercised.

5.	Loans

On February 4, 2022, the Company entered into a convertible loan agreement (the “Loan Agreement”) with FiveT Investment Management Ltd. (the “Lender”), pursuant to which the Lender has agreed to loan to the Company CHF 5,000,000 (the “Loan”), which Loan bears interest at the rate of 10% per annum and matures 12 months from the date (the “Disbursement Date”) the Loan proceeds were disbursed to the Company, which occurred on February 8, 2022. The Company may prepay all or part of the Loan after six months after the Disbursement Date; provided that the Company will pay an amount equal to 130% of the desired prepayment amount. The Lender has the right to convert all or part of the Loan, including accrued and unpaid interest, at its option, into common shares, subject to the limitation that the Lender own no more than 9.99% of the common shares at any time. The conversion price of the Loan into common shares is USD 38.916, which corresponds to 150% of USD 25.944 (the trading volume weighted average price, the “VWAP”, per common share on the NASDAQ stock exchange on the Disbursement Date), converted into Swiss Francs at the midpoint of the interbank exchange rate shown by UBS on the day of receipt of the conversion notice at 4:00 pm Central European Time. The conversion price shall be lowered in the event that the Company raises equity before the maturity date of the Loan through a public or private offering of common shares at an issue price that is at least 10 (ten) % below the VWAP (the “New Issue”), according to the formula set forth in the Loan Agreement (the “Adjustment”). Sales of common shares through equity line or at-the-market programs are not considered New Issues triggering the Adjustment.

As of June 30, 2022, the carrying amount of the host for the unconverted outstanding loan amounted to CHF 4,701,906 and is included in the balance sheet under current liabilities. The fair value of the embedded derivatives amounted to CHF 284 (at initial recognition February 8, 2022: CHF 449,898) included in current derivative financial instruments. A revaluation gain related to fair value measurement of embedded derivatives of CHF 449,614 as well as effective interest expenses and transaction costs of CHF 359,068 in total were recorded in profit or loss.

Due to the COVID-19 pandemic, Swiss banks granted special COVID-19 loans under certain conditions with a guarantee by the Swiss Government. Our Company was eligible for a loan of CHF 50,000, which was granted on March 26, 2020. The loan is interest-free and may be repaid at any time with a maximum term of five years. We repaid the entire loan as of June 16, 2021.

6.	Employee benefits

	SIX MONTHS ENDED
	JUNE 30,	JUNE 30,
	2022	2021
Salaries	1,439,578	812,158
Pension costs	132,784	66,002
Share based compensation expense	180,808	969,739
Other employee costs and social benefits	157,358	257,108
Total employee benefits	1,910,528	2,105,007

Expenditures for employee benefits increased in the first six months ended June 30, 2022 primarily due to increased headcount compared to the first six months ended June 30, 2021. Share based compensation included expense related to employee stock options of CHF 180,808 in the first six months ended June 30, 2022 compared to CHF 159,487 in the first six months ended June 30, 2021. In 2021, share based compensation expense included CHF 810,252 for a share bonus grant related to the strategic repositioning of the Company, including CHF 360,112 for a future share grant contingent on achieving certain results related to the Trasir transaction.

A total of 27,861 options were granted in the six months ended June 30, 2022 (6,862 options in the corresponding six-month period in 2021). The exercise price of the options granted as share based compensation under the Equity Incentive Plan was USD 20.80 (for the six months ended June 30, 2021 USD 70.20). The methodology for computation of share based compensation expense for the period is consistent with the methodology used in 2021.

7.	Write-down of inventories

The Company’s inventory consists of the product Bentrio, a drug-free nasal spray for protection against airborne viruses and allergens. Bentrio has a limited shelf life, which may affect the salability of the product, and is packaged in various configurations (stock keeping units, “SKUs”) for different markets. During the six months ended June 30, 2022, the Company wrote down finished goods inventories by CHF 764,844, based on a management review for any obsolete or slow-moving items. The write-down is included in Cost of Sales in the condensed consolidated statement of profit or loss and other comprehensive income. There were no inventory write-downs recognized during the six months ended June 30, 2021.

8.	Revision of Prior Period Financial Statements

In connection with the preparation of our consolidated financial statements, we identified an immaterial error with regard to advance payments for research and development costs and related tax credits for the annual period ended December 31, 2021. The error was mainly related to investigator float payments to a contract research organization. Due to COVID and other reasons, the scheduled services had not been provided by the end of the year and therefore the payments should have been recognized as advance payments and not as R&D expenses. We evaluated the error and determined that the related impact was not material to our financial statements for any prior periods, but that correction of the impact of the error would be significant to our results of operations for the six months ended June 30, 2022. Accordingly, we have revised previously reported financial information for such immaterial error, as previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2021. A summary of revisions to our previously reported financial statements presented herein for comparative purposes is included below.

Revised consolidated Balance Sheet

	As of December 31, 2021
	As reported	Adjustment	As revised
Other receivables	917,833	(246,493)	671,340
Prepayments	996,910	578,216	1,575,126
Total current assets	3,759,901	331,723	4,091,624
Total assets	18,838,598	331,723	19,170,321
Accumulated deficit	(176,018,660)	331,723	(175,686,937)
Total shareholders’ equity attributable to owners of the company	12,704,528	331,723	13,036,251
Total equity and liabilities	18,838,598	331,723	19,170,321

Revised consolidated Statement of Profit or Loss and Other Comprehensive Loss

	Year ended December 31, 2021
	As reported	Adjustment	As revised
Other income	460,710	(246,493)	214,217
Research and development	(8,939,037)	578,216	(8,360,821)
Total operating expenses	(15,137,338)	331,723	(14,805,615)
Operating loss	(17,099,793)	331,723	(16,768,070)
Loss before tax	(17,368,546)	331,723	(17,036,823)
Net loss attributable of owners of the Company	(17,390,166)	331,723	(17,058,443)
Total comprehensive loss attributable to owners of the Company	(17,124,410)	331,723	(16,792,687)
Basic and diluted loss per share	(26.26)	0.50	(25.76)

Basic and diluted loss per share as presented in the financial statements as of December 31, 2021, prior to the one-for-twenty reverse share split on October 25, 2022 was CHF 1.31, and the revised number would have been CHF 1.29.

Revised consolidated Statement of Cash Flows

We revised our consolidated statement of cash flows for the year ended December 31, 2021. There was no impact on net cash used in operating activities.

	Year ended December 31, 2021
	As reported	Adjustment	As revised
Net loss	(17,390,166)	331,723	(17,058,443)
Changes in:
Trade and other receivables	(586,612)	246,493	(340,119)
Prepayments	(719,321)	(578,216)	(1,297,537)
Cash used in operating activities	(13,627,738)	—	(13,672,738)

9.	Loss per share

	SIX MONTHS ENDED
	June 30,	June 30,
	2022	2021
Loss attributable to owners of the Company	(7,306,318)	(6,754,579)
Weighted average number of shares outstanding	774,898	622,741
Basic and diluted loss per share	(9.43)	(10.85)

For the six months ended June 30, 2022 and June 30, 2021 basic and diluted loss per share are calculated based on the weighted average number of shares issued and outstanding and excludes shares to be issued under the stock option plans or for warrants, as they would be anti-dilutive. As of June 30, 2022, the Company had 94,337 options outstanding under its stock option plan. The average number of options outstanding between January 1, 2022 and June 30, 2022 was 74,996 (54,025 for the period between January 1, 2021 and June 30, 2021).

10.	Events after the Reporting Period

Loan Agreement

On September 9, 2022 the Company entered into a loan agreement with FiveT Investment Management Ltd., Dominik Lysek and Thomas Meyer (the “Lenders”), pursuant to which the Lenders have agreed to loan to the Company an aggregate of CHF 600,000.00, which loan bears interest at the rate of 5% per annum and matures as of March 31, 2023. The Company agreed to grant to the Lenders warrants (the “Warrants”) to purchase an aggregate 41,667 common shares. The Warrants will be exercisable at an exercise price of CHF 7.20 per share for up to five years from October 1, 2022.

Divestiture of inner ear therapeutic assets

On October 21, 2022, the Company announced the sale of 90% of the share capital of its subsidiary Zilentin AG and of an option to purchase the subsidiaries Auris Medical AG, Otolanum AG, Auris Medical Ltd. and Auris Medical Pty Ltd (the “Additional Subsidiaries”) – representing the Company’s inner ear therapeutic assets – to a European family office (the “Buyer”) for a cash consideration of USD 1 million each. Under the terms of the option agreement (the “Option”) Zilentin will be entitled to purchase the Additional Subsidiaries for an upfront payment of USD 25 million plus up to USD 55 million upon reaching certain clinical and regulatory milestones as well as royalties on revenues generated with products based on Altamira’s RNA delivery technology for certain inner ear targets at a mid-single digit percentage. The Option may be exercised for 30 days from October 19, 2022 (the “Closing Date”); beyond that period, Zilentin will have a right of first refusal to acquire these companies until year end with the upfront payment increasing by USD 1 million per month. Due to a delay in the closing of the Zilentin Transaction, the Company and the Buyer agreed on November 23, 2022 to amend their agreement, extending the Closing Date to December 15, 2022 at the latest, increasing the share capital of Zilentin AG to be sold under the transaction from 90 to 100% and raising the amount of the initial payment for the purchase of Zilentin and for the option to purchase the Additional Subsidiaries from USD 2 million to USD 2.2 million.

Subsequent to June 30, 2022, and after completion of the disposal of Zilentin and the sale of the purchase option for the Additional Subsidiaries, the respective assets and liabilities associated with the purchase option will be classified as held for sale and measured at the lower of carrying amount and fair value less costs to sell. The assets held for sale mainly comprise capitalized development costs related to the AM-125 program, which amounted to CHF 12.0 million as of June 30, 2022.

Reverse share split

On October 25, 2022, the Company effected a one-for-twenty reverse stock split. Following the share split, the Company had 1,074,713 common shares at a par value of CHF 0.20 each outstanding. No fractional common shares were issued as fractional common shares were settled in cash.

Commitment purchase agreement

On November 14, 2022, we entered into a term sheet with LPC for the conclusion of a purchase agreement under which LPC would commit to subscribe for up to USD 10,000,000 of our common shares over the 24-month term of the purchase agreement. The Company and LPC endeavor to enter into a mutually acceptable purchase agreement (the “2022 Commitment Purchase Agreement”) and related documentation within ten business days from the date of the term sheet. The Company shall pay to LPC upon signing of the 2022 Commitment Purchase Agreement a commitment fee at its sole discretion of either (i) USD 250,000 in cash or (ii) issue 50,000 Common Shares and prepare and file as soon as practicable a resale registration statement registering the shares issuable under the 2022 Commitment Purchase Agreement.